NexPoint Diversified Real Estate Trust

300 Crescent Court, Suite 700

Dallas, TX 75201

January 13, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Diversified Real Estate Trust Registration Statement on Form S-4 Filed December 31, 2024 File No. 333-284099

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, NexPoint Diversified Real Estate Trust respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-284099) be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 15, 2025, or as soon thereafter as practicable.

Please call Charlie Haag of Winston & Strawn LLP at (214) 453-6494 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

NexPoint Diversified Real Estate Trust

By:	/s/ D.C Sauter
Name: D.C. Sauter
Title: General Counsel and Secretary

cc:	Charlie Haag, Winston & Strawn LLP
JustinReinus, Winston & Strawn LLP

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